                            REPRESENTATIONS PURSUANT
                                 TO RULE 6e-3(T)

     This filing is made pursuant to Rules 6c-3 and 6e-3(T) under the Investment Company Act of 1940 ("Investment Company Act").

     Registrant elects to be governed by Rule 6e-3(T)(b)(13)(i)(B) under the Investment Company Act with respect to the Contracts described in the Prospectus.

     Under the contracts, Glenbrook Life and Annuity Company ("Glenbrook Life") deducts from Registrant a charge for the mortality and expense risks that Glenbrook Life assumes under the Contract in reliance on the paragraph
(b)(13)(iii) (F)(1) of Rule 6e-3(T) under the Investment Company Act. Glenbrook Life represents that the level of the mortality and expense risk charge is within the range of industry practice for comparable flexible premium variable life insurance contracts.

     The methodology used to support this representation is based on an analysis of a sample of comparable variable life insurance contracts registered under the Securities Act of 1933, including the range or mortality and expense risk charges under such contracts. Registrant undertakes to keep and make available to the Commission upon request the documents used to support the representation.

     Glenbrook Life further represents that the proceeds from the sales load described in the registration statement will be sufficient to cover the expected costs of distributing the Glenbrook Life Flexible Premium Variable Life Contracts, offered by Glenbrook Life.

     The Registrant represents that it will invest only in management investment companies which have undertaken to have a broad of directors, a majority of whom are not interested persons of the company, formulate and approve any plan under Rule 12b-1 to finance distribution expenses.